

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 30, 2014

Via E-mail
Mr. Ian G. Hobday
Chief Executive Officer
Green Automotive Company
5495 Wilson Street
Riverside, California 92509

Re: Green Automotive Company
Form 10-K/A for the fiscal year ended December 31, 2012
Filed December 30, 2013
Forms 10-Q/A for the quarterly periods ended June 30, 2013 and
September 30, 2013
Filed January 3, 2014
File No. 0-54049

Dear Mr. Hobday:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ David R. Humphrey

David R. Humphrey
Accounting Branch Chief